SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2 TO SCHEDULE TO

TENDER OFFER STATEMENT UNDER
SECTION 14(d)(1) or 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

RADVISION LTD. (Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Ordinary Shares, NIS 0.1 Par Value Per Share, Having an Exercise Price of $7.50 or More Per Share (Title of Class of Securities)

M8186910 5 (CUSIP Number of Class of Securities)

Boaz Raviv
Chief Executive Officer
RADVISION LTD.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel
+972-3-767-9300
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Steven J. Glusband, Esq.	Adam Klein, Esq.
Carter Ledyard & Milburn LLP	Goldfarb, Levy, Eran, Meiri, Tzafrir & Co.
2 Wall Street	2 Weizmann Street
New York, New York 10005	Tel Aviv 64239, Israel
Telephone: (212) 732-3200	Telephone: +972-3-608-9947
Telecopy: (212) 732-3232	Telecopy: +972 3-521-2212

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$2,395,341	$94.14

*	Calculated solely for purposes of determining the filing fee. This amount assumes that eligible options to purchase 1,741,275 ordinary shares of RADVISION Ltd. will be exchanged pursuant to this offer. The aggregate value of such options was calculated as of November 24, 2008 based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for fiscal year 2008, equals $39.30 per $1,000,000 (prorated for amounts less than US$1 million) of the transaction value. Accordingly, the filing fee is calculated by multiplying the aggregate transaction valuation by 0.00003930.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $94.14	Filing party: RADVISION Ltd.
Form or Registration No.: 005-58761	Date filed: November 25, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on November 25, 2008 (“Schedule TO”) by RADVISION Ltd. (the “Company”) as amended by Amendment No. 1 to the Schedule TO (“Amendment No. 1”) filed by the Company on December 9, 2009 with the Commission, in connection with the offer by the Company to eligible participants to exchange options to purchase ordinary shares of the Company’s, par value NIS 0.1 per share, issued under our Year 2000 Employee Stock Option Plan (the “2000 Plan”) and having an exercise price of $7.50 or more per share, for replacement options (“Replacement Options”) issued under our 2000 Plan that will entitle the holder to purchase the same number of our ordinary shares at an exercise price equal to the greater of (i) $7.50 per share and (ii) the per share closing price of our ordinary shares on the NASDAQ Global Market on the date the Replacements Options are granted, upon the terms and subject to the conditions in the Offer to Exchange that was filed as Exhibit 99.(a)(1) to the Schedule TO, as amended and supplemented by this Amendment No. 2.

This Amendment No. 2 is being filed in connection with the Company’s response to comments received from the Securities and Exchange Commission.

Except as specifically set forth herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule TO.

As permitted by General Instruction F to the Schedule TO, the information set forth in the Schedule TO as amended by Amendment No. 1, and as further amended by this Amendment No. 2, including all other schedules and exhibits hereto and thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 13 of the Schedule TO. You should read this Amendment No. 2 to the Schedule TO together with the Schedule TO.

ITEM 10.	Financial Statements.

The financial information contained in Section 9 of the Offer to Exchange, titled “Information About RADVISION; Summary Financial Information” is hereby amended and restated in its entirety as follows:

“Financial Information. Set forth below is a selected summary of our company’s financial information. This information is derived from and qualified by reference to our publicly available consolidated financial statements and should be read in conjunction with the financial statements, related notes and other financial information included in F-1 through F-45 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 and our Report of Foreign Private Issuer on Form 6-K filed with the SEC on October 30, 2008, which are incorporated herein by reference.

The selected consolidated statement of operations data for the years ended December 31, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006 and 2007 are derived from our audited consolidated financial statements that are included in our Annual Report on Form 20-F for the year ended December 31, 2007 incorporated by reference in this document. The information as of September 30, 2008 and for the nine months ended September 30, 2007 and 2008 is derived from our non-audited financial statements included in our Report of Foreign Private Issuer on Form 6-K filed with the SEC on October 30, 2008 incorporated by reference in this document.

Consolidated Statement of Operations Data:

	Year Ended December 31,				Nine Months Ended September 30,
	2006		2007		2007		2008
					(unaudited)
	(in thousands, except per share data)

Revenues	$91,023		$91,583		$69,267		$62,007
Cost of revenues	18,165		18,294		13,724		13,728

Gross Profit	72,858		73,289		55,543		48,279
Operating expenses:
Research and development	25,331		30,329		22,819		27,125
Marketing and selling	30,648		32,627		24,120		26,978
General and administrative	6,492		8,633		6,665		6,905
Patent settlement accrual	1,900		-		-		-

Total operating costs and expenses	64,371		71,589		53,604		61,008
Operating income (loss)	8,487		1,700		1,939		(12,729)
Financial income, net	5,825		6,095		5,013		1,395

Income (loss) before taxes on income	14,312		7,795		6,952		(11,334)
Tax benefit (expense), net	936		1,790		180		(119)

Net income (loss)	$15,248		$9,585		$7,132		$(11,453)

Basic net earnings per Ordinary share	$0.69		$0.44		$0.32		$(0.55)
Weighted average number of Ordinary shares used to
compute basic net earnings per share	22,077		21,951		22,109		20,670
Diluted net earnings (loss) per Ordinary share	$0.67		$0.43		$0.31		$(0.55)
Weighted average number of Ordinary shares used to
compute diluted net earnings (loss) per share	22,747		22,482		22,771		20,670

Ratio of earnings and fixed charges:
Earnings:
Income (loss) before taxes on income	14,312		7,795		6,952		(11,334)

Fixed charges:	25		30		19		23

Total earnings (loss) available for fixed charges	14,337		7,825		6,971		(11,311)
Fixed charges:
Interest expensed	25		30		19		23

Total fixed charges	25		30		19		23

Ratio of earnings (loss) to fixed charges	573	x	261	x	367	x	N/A

Consolidated Balance Sheet Data:

	As at December 31,		As at September 30,
	2006	2007	2008
			(unaudited)
	(in thousands, except per share data)

Cash and cash equivalents	$23,110	$45,370	$31,670
Total current assets	$129,198	$140,815	$105,828
Long-term investments and receivables	$44,334	$24,660	$49,197
Property and equipment, net	$3,609	$5,237	$5,490
Goodwill	$2,966	$2,966	$2,966
Other intangible assets, net	$2,452	$1,362	$544
Total assets	$182,559	$175,040	$164,025
Current liabilities	$25,537	$21,825	$25,120
Accrued severance pay	$4,417	$5,656	$7,022
Total liabilities	$29,954	$27,481	$32,142
Shareholders' equity	$152,605	$147,559	$131,883
Total liabilities and shareholders' equity	$182,559	$175,040	$164,025
Book value per share	$6.89	$6.94	$6.58

(1) For purposes of calculating the ratio of earnings to fixed charges, “Earnings” consists of income before taxes plus applicable fixed charges. “Fixed charges” consist of that portion of rent/lease expense attributable to interest.

ITEM 12.	Exhibits.

No.	Description

(a)	(1)	Offer to Exchange Outstanding Share Options, dated November 25, 2008, including Summary Term Sheet, as amended.*

(2)	Form of e-mail to be sent to eligible employees upon commencement of the Offer to Exchange, from Boaz Raviv, Chief Executive Officer of RADVISION Ltd.*

(3)	Form of e-mail to be sent to eligible employees upon commencement of the Offer to Exchange from Human Resources Department of RADVISION Ltd.*

(4)	Form of Letter to Eligible Option Holders*

(5)	Form of Election Form, as amended.

(6)	Form of Notice of Withdrawal.*

(7)	Form of Grant Detail Report.*

(8)	Form of e-mail to be sent to eligible employees with amended Offer to Exchange and Election Form.*

(9)	Forms of reminder e-mails to be sent to eligible employees.*

(10)	Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission on June 24, 2008 (File No. 000-29871), is incorporated herein by reference.

(11)	Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on October 30, 2008, is incorporated herein by reference.

(b)	Not applicable.

(d)	(1)	Year 2000 Employee Stock Option Plan, as amended, is incorporated herein by reference to the Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission on March 19, 2002 (File No. 000-29871).

(2)	Form of Stock Option Agreement under the RADVISION Ltd. Stock Option Plan.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

RADVISION LTD. By: /s/ Boaz Raviv —————————————— Boaz Raviv Chief Executive Officer

Date: December 18, 2008

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)*	Offer to Exchange Outstanding Share Options, dated November 25, 2008, including Summary Term Sheet, as amended.*

(a)(2)*	Form of e-mail to be sent to eligible employees upon commencement of the Offer to Exchange from Boaz Raviv, Chief Executive Officer of RADVISION Ltd.*

(a)(3)*	Form of e-mail to be sent to eligible employees upon commencement of the Offer to Exchange from Human Resources Department of RADVISION Ltd.

(a)(4)*	Form of Letter to Eligible Option Holders.

(a)(5)*	Form of Election Form, as amended.

(a)(6)*	Form of Notice of Withdrawal.

(a)(7)*	Form of Grant Detail Report.

(a)(8)*	Form of e-mail to be sent to eligible employees with amended Offer to Exchange and Election Form.

(a)(9)*	Forms of reminder e-mails to be sent to eligible employees.

(a)(10)	Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission on June 24, 2008 (File No. 000-29871), is incorporated herein by reference.

(a)(11)	Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on October 30, 2008, is incorporated herein by reference

(d)(1)	Year 2000 Employee Stock Option Plan, as amended, is incorporated herein by reference to the Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission on March 19, 2002 (File No. 000-29871).

(d)(2)*	Form of Stock Option Agreement under the RADVISION Ltd. Stock Option Plan.

*	Previously filed.